Filed Pursuant to Rule 425 under the Securities Act of 1933

Filer: Aebi Schmidt Holding AG

Exchange Act File No. 0002048519

Subject Company: The Shyft Group, Inc.

This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended. Investors are urged to read the various filings of Aebi Schmidt Holding AG and The Shyft Group, Inc. with the Securities and Exchange Commission, including the Registration Statement that is required to be filed with respect to the transaction described below prior to the vote of the shareholders of The Shyft Group, Inc. with respect to the business combination of Aebi Schmidt Holding AG and The Shyft Group, Inc. and the joint proxy statement/prospectus which will be contained in the Registration Statement.

On December 16, 2024, Aebi Schmidt Holding AG issued a press release, written in German, announcing that it had signed a definitive merger agreement regarding the proposed business combination of Aebi Schmidt Holding AG and The Shyft Group, Inc. A fair and accurate English translation of that press release is filed as Appendix A to this report and is incorporated by reference.

APPENDIX A

Aebi Schmidt Group to Merge with the U.S. company The Shyft Group and List in the U.S. on the NASDAQ Stock Market

•	The merger will create a global leader in the manufacturing and upgrading of specialty vehicles

•	As a result of this transaction, Aebi Schmidt's stock will be traded on the NASDAQ Stock Market in the U.S.

•	Peter Spuhler will be the largest shareholder of the combined company

•	Current Aebi Schmidt shareholders will retain a majority stake in the combined company, and Aebi Schmidt’s current CEO will serve as the CEO of the merged company

•	Aebi Schmidt is expected to achieve record revenue of nearly EUR 1 billion in 2024, with an 8% EBIT margin

•	Aebi Schmidt’s headquarters in Frauenfeld and its Swiss operations will be strengthened long-term

Zurich, 16 December 2024

Aebi Schmidt Group (“Aebi-Schmidt”) and The Shyft Group (NASDAQ: SHYF) (“Shyft”) today announced a definitive agreement to combine in an all-stock merger. Aebi Schmidt’s current shareholders will hold a majority in the combined company at closing. This merger will create a world leading specialty vehicle manufacturer and upfitter, with estimated 2024 combined revenue of nearly 2 billion U.S. dollars. After closing, Aebi Schmidt’s shares will trade in the U.S. on the NASDAQ Stock Market.

The combined company will maintain its headquarters in Frauenfeld, Switzerland, and will continue to be led by the current CEO, Barend Fruithof, who will also take on the role of Vice Chairman of the Board. The Chairman of the Board will be the current Shyft Chairman, James Sharman.

Aebi Schmidt’s major shareholders, Peter Spuhler and Gero Büttiker, will remain the largest individual shareholders, with 35% and 13%, respectively, after the merger. Peter Spuhler emphasizes: “I would like to thank the entire Aebi Schmidt team, who have done an outstanding job and made this merger possible. After restructuring, the merger with Schmidt and the strong growth under the leadership of Barend Fruithof, the merger with Shyft strengthens the global positioning and the listing on the NASDAQ in New York will help Aebi Schmidt continue to achieve sustainable, high quality growth. This will strengthen Aebi Schmidt’s presence in Switzerland and ensure jobs in Switzerland in the long term.”

The Swiss Aebi company was acquired by entrepreneur Peter Spuhler in 2006, who merged it with the southern German Schmidt company in 2007. Under the leadership of CEO Barend Fruithof, Aebi Schmidt has experienced steady growth in recent years. Currently, around 50% of the group's revenue comes from Europe, and around 50% comes from the U.S.

Spuhler: “This merger is strategically very meaningful. It will further strengthen Aebi Schmidt, making us a leading producer of special vehicles worldwide and giving Shyft access to the European market.”

At closing, Aebi Schmidt shareholders will hold 52% of the combined company, with the current Shyft owners holding 48%.

The two companies are very complementary. As a result of the acquisition, the combined company will have around 70 locations worldwide, 40 of which will be in the U.S. The combined revenue of the two companies is expected to reach around 2 billion dollars in 2024, with a pro forma adjusted EBITDA (incl. run-rate synergies) of around 200 million.

Barend Fruithof, as Vice Chairman and CEO of the combined company, sees several advantages: “With the stock market listing and the increased scale, new opportunities arise for customers, markets, and products. Aebi Schmidt will be able to offer an even broader product portfolio in the near future. This will secure long-term stability and further increase earnings.”

Aebi Schmidt is expected to achieve record revenue of around EUR 1 billion in 2024, with EBIT of over EUR 80 million, resulting in an EBIT margin of over 8%. Aebi Schmidt currently has an order intake of over EUR 1 billion.

The combination will be effected through an all-stock merger, with Shyft’s shareholders exchanging their Shyft shares for new Aebi Schmidt shares. Shyft’s stock currently trades on the NASDAQ, where the combined company will continue to trade. Aebi Schmidt will select six of the eleven members of the board, while Shyft will select five.

Shyft President and CEO John Dunn also sees many advantages: “Combining with Aebi Schmidt enhances our brands, customer relationships, and manufacturing excellence, unlocking growth in commercial trucks and infrastructure, while delivering value to shareholders.”

The merger is expected to have a positive impact on results, thanks to geographic expansion, cross-selling, and cost optimization. Accelerated growth, strong margins, and attractive free cash flow will make the company attractive to shareholders.

The Swiss banks UBS Switzerland AG and Zürcher Kantonalbank are providing Aebi Schmidt with financing, and Alantra is acting as M&A advisor in the transaction. The merger is subject to approval by authorities and the shareholders of Aebi Schmidt and Shyft. The completion of the merger is expected by mid-2025.

About the Aebi Schmidt Group
The Aebi Schmidt Group is a world leading provider of smart solutions for clean and safe transportation surfaces and the management of challenging terrain. The group’s unique range of products includes its own vehicles and innovative attachments for custom vehicle equipment. The products, combined with customer-tailored support and service, offer the perfect solution for nearly any challenge. The globally active group is headquartered in Switzerland and achieved net revenue of EUR 935 million in 2023. It employs around 3,000 people in 16 sales organizations and more than a dozen production sites worldwide. Through established partnerships with dealers, the company is represented in 90 additional countries. Its portfolio consists of the product brands Aebi, Schmidt, Nido, Arctic, Monroe, Towmaster, Swenson, Meyer, MB, and ELP – all well-established brands in their respective markets, some for more than 100 years.

About The Shyft Group
Shyft is the North American market leader in the manufacturing, assembly, and upgrading of specialty vehicles for the commercial, retail, and service vehicle markets. The company has 50 years of experience serving customers, including federal, state, and municipal agencies, craft businesses, and utility and infrastructure companies. The Shyft Group is divided into two core business areas: Shyft Fleet Vehicles and Services™ and Shyft Specialty Vehicles™. Today, the brand family includes Utilimaster®, Blue Arc™ EV Solutions, Royal® Truck Body, DuraMag®, and Magnum®, Strobes-R-Us, Spartan® RV Chassis, Red Diamond™ Aftermarket Solutions, Builtmore Contract Manufacturing™, and Independent Truck Upfitters. The Shyft Group and its brands are market leaders in their respective industries, known for quality, durability, and innovative products. The company employs around 3,000 staff and contractors at 19 locations and operates plants in Arizona, California, Florida, Indiana, Iowa, Maine, Michigan, Missouri, Pennsylvania, Tennessee, Texas, and Saltillo, Mexico. The company reported revenue of USD 872 million in 2023.

Aebi Schmidt:
CEO Barend Fruithof will be available for media inquiries on Monday, 16 December 2024, between 12.00 - 13.30 PM.

Barend Fruithof
CEO Aebi Schmidt Group
Barend.fruithof@aebi-schmidt.com
Phone: +41 44 308 58 58
Aebi Schmidt Holding AG
Schulstrasse 4 | 8500 Frauenfeld | Switzerland

Thomas Schenkirsch
Head Group Strategic Development
thomas.schenkirsch@aebi-schmidt.com
Phone: +41 44 308 58 55
Aebi Schmidt Holding AG
Schulstrasse 4 | 8500 Frauenfeld | Switzerland

More information:
https://www.aebi-schmidt.com
https://www.youtube.com/AebiSchmidtGroup

https://media.aebi-schmidt.com (pictures, logos)

Shyft:
Media
Sydney Machesky
Director, Corporate Communications
The Shyft Group
Sydney.Machesky@theshyftgroup.com
586.413.4112

FGS Global
Jim Barron/Warren Rizzi
shyft@fgsglobal.com

Investors
Randy Wilson
Vice President, Investor Relations and Treasury
The Shyft Group
Randy.Wilson@theshyftgroup.com
248.727.3755

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. In some cases, forward-looking statements are identified by such words or phrases as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements”, including the negative of those words and phrases. Such forward-looking statements are based on management’s current views and assumptions regarding future events, future business conditions and the outlook for Aebi Schmidt or Shyft based on currently available information. These forward-looking statements may include projections of Aebi Schmidt’s, Shyft’s or the combined company’s future financial performance, their anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on Aebi Schmidt’s management’s current expectations and projections about future events. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Aebi Schmidt’s, Aebi Schmidt’s and, following the completion of the proposed transaction, the combined company’s business.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements include, among others, the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; the prohibition or delay of the consummation of the proposed transaction by a governmental entity; the risk that the proposed transaction may not be completed in the expected time frame; unexpected costs, charges or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integration; the ability of the combined company to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of the combined company; inability to retain and hire key personnel; negative changes in the relationships with major customers and suppliers that adversely affect revenues and profits; disruptions to existing business operations; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; risks related to ownership of Aebi Schmidt’s common stock; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of Aebi Schmidt’s and Aebi Schmidt’s management’s time on transaction-related matters. These risks, as well as other risks associated with the businesses of Aebi Schmidt and Shyft, will be more fully discussed in the combined proxy statement/prospectus. Although management believes the expectations reflected in the forward-looking statements are reasonable, Aebi Schmidt cannot guarantee future results, level of activity, performance or achievements. Moreover, neither management, Aebi Schmidt nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Aebi Schmidt wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Aebi Schmidt is under no duty to and specifically declines to undertake any obligation to publicly revise or update any of these forward-looking statements after the date of this press release to conform its prior statements to actual results, revised expectations or to reflect the occurrence of anticipated or unanticipated events.

No offer or solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Participants in the Solicitation

Aebi Schmidt Holding AG and its affiliates (collectively, “Aebi Schmidt Group”) and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the Securities and Exchange Commission (“SEC”), be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, will be set forth in the combined proxy statement/prospectus and other relevant materials when it is filed with the SEC.

Certain Financial Measures

Certain financial measures used herein are not based upon US GAAP. In addition, Adjusted EBITDA is a non-GAAP financial measure that may be different from non-GAAP financial measures used by other companies. Adjusted EBITDA should not be construed as an alternative to net income as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity.

Certain amounts related to the transaction described herein have been expressed in U.S. dollars or Euros for convenience and, when expressed in U.S. dollars or Euros in the future, such amounts may be different from those set forth herein.

Additional information and where to find it

Aebi Schmidt will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The Form S-4 will contain a combined proxy statement/prospectus of Aebi Schmidt and Shyft. Aebi Schmidt and Shyft will prepare and file the combined proxy statement/prospectus with the SEC and Shyft will mail the combined proxy statement/prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction. INVESTORS SHOULD READ THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN AVAILABLE AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Form S-4, the combined proxy statement/prospectus and all other documents filed with the SEC in connection with the transaction will be available when filed free of charge on the SEC’s web site at www.sec.gov.